S&P 500® Index Linked Fully Principal Protected Absolute Return Barrier Notes (M-Notes)

Full Principal Protection ■ US Equities ■ Market Neutral ■ Short Dated

Indicative Terms as of August 5, 2008

CUSIP:	2515A0RS4

Issuer:	Deutsche Bank AG, London Branch

Rating[1]:	Moody’s Aa1 / S&P AA-

Maturity:	18 Months

Underlying:	S&P 500® Index (the “Index”)

Protection:	100% of principal at maturity, subject to the credit of the Issuer

Minimum Return:	1.50% per Note principal amount

Upside Barrier:	19% - 22% (the actual Upside Barrier to be determined on the Trade Date)

Upper Index Barrier:	Index Starting Level x (1 + Upside Barrier)

Downside Barrier:	15%

Lower Index Barrier:	Index Starting Level x (1 - Downside Barrier)

Absolute Index Return:	Absolute Value of: Index Ending Level – Index Starting Level Index Starting Level

Observation Period:	The period of trading days on which there is no market disruption event with respect to the Index starting on, and including, the Trade Date and ending on, and including, the Final Valuation Date.

Barrier Event:	A Barrier Event will occur if on any day during the Observation Period the Index closing level is greater than the Upper Index Barrier or is less than the Lower Index Barrier.

Payment at Maturity:	If a Barrier Event does not occur, $1,000 + ($1,000 x the greater of (x) Absolute Index Return and (y) Minimum Return); if a Barrier Event does occur, $1,000 + ($1,000 x Minimum Return).

Discounts and Commissions:	The Agents will not receive a commission in connection with the sales of the notes. Deutsche Bank Securities, Inc. and other agents may pay referral fees to other broker-dealers of up to 0.50% or $5.00 per $1,000 principal amount. Deutsche Bank Securities, Inc. may pay custodial fees to other broker-dealers of up to 0.25% or $2.50 per $1,000 principal amount.

Agents:	Deutsche Bank Securities Inc. and Deutsche Bank Trust Company Americas

Best Case Scenario at Maturity

If a Barrier Event does not occur investors receive at maturity their principal plus an amount equal to their principal multiplied by the greater of:

1)    the Absolute Index Return, subject to the maximum return of 19% and 22% (the actual maximum return to be determined on the Trade Date) if the Index return is positive and 15.00% if the Index return is negative; and

2)    the Minimum Return.

Worst Case Scenario at Maturity
If a Barrier Event occurs investors receive the return of their principal plus the Minimum Return, subject to the credit of the Issuer.

Benefits

■      “Market Neutral” Strategy: potential for positive returns even if the Index return is negative at maturity

■      Appropriate for investors that are moderately bullish or are looking to hedge a portion of their long only positions

■      Potential alternative to low yield, fixed income investments

Risks

■      Investors may underperform the market if a Barrier Event occurs

■      Investor is not entitled to dividends or voting rights

■      Various factors affect the value of the M-Notes prior to maturity

■      If a Barrier Event occurs M-Notes will return only principal at maturity plus the Minimum Return, subject to the credit of the Issuer

■      Investors should be willing and able to hold the M-Notes to maturity. Principal protection, Minimum Return and the absolute return feature are only applicable at maturity and are subject to the credit of the Issuer.

Important Dates
Offering Period: August 4 – August 26, 2008 Trade Date: August 26, 2008 Settlement Date: August 29, 2008 Final Valuation Date: February 23, 2010 Maturity Date: February 26, 2010 (18 months)

ISSUER FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration Statement No. 333-137902 Dated August 5, 2008 R-5510-1 (08/08)

NOT FDIC / NCUA INSURED MAY LOSE VALUE NO BANK GUARANTEE NOT A DEPOSIT NOT INSURED BY ANY FEDERAL GOVERNMENT AGENCY

1 As of August 1, 2008. A credit rating is not a recommendation to buy, sell or hold the Notes and may be subject to revision or withdrawal at any time by the assigning rating agency. Each credit rating should be evaluated independently of any other credit rating. Any rating assigned to notes issued under Deutsche Bank AG’s Global Notes Program, Series A does not enhance, affect or address the likely performance of the Notes other than the ability of the Issuer to meet its obligations.

DWS Structured Products    1.866.637.9185    www.dws-sp.com

M-Notes Fact Sheet

DWS Structured Products

Return Scenarios at Maturity (Assumes an Upper Index Barrier of 20.5% and a Lower Index Barrier of 15%)

If a Barrier Event does not occur			If a Barrier Event occurs

Index Return (%)	M-Note Return (%)	Payment at Maturity (per $1,000 invested)	Index Return (%)	M-Note Return (%)	Payment at Maturity (per $1,000 invested)

-20.0%	1.5%	$1,015	-20.0%	1.5%	$1,015

-15.0%	15.0%	$1,150	-15.0%	1.5%	$1,015

-10.0%	10.0%	$1,100	-10.0%	1.5%	$1,015

-5.0%	5.0%	$1,050	-5.0%	1.5%	$1,015

0%	1.5%	$1,015	0%	1.5%	$1,015

5.0%	5.0%	$1,050	5.0%	1.5%	$1,015

10.0%	10.0%	$1,100	10.0%	1.5%	$1,015

15.0%	15.0%	$1,150	15.0%	1.5%	$1,015

20.5%	20.5%	$1,205	20.5%	1.5%	$1,015

25.0%	1.5%	$1,015	25.0%	1.5%	$1,015

This hypothetical scenario analysis does not reflect advisory fees, brokerage or other commissions, or any other expenses that an investor may incur in connection with the notes. No representation is made that any trading strategy or account will, or is likely to, achieve similar returns to those shown above. Hypothetical results are neither an indicator nor guarantee of future returns. Actual results will vary, perhaps materially, from this analysis. The actual Upper Index Barrier will be determined on the Trade Date.

Selected Risk Factors

MARKET RISK — The return on the Notes at maturity, if any, is linked to the performance of the Index and will depend on whether the Index closing level ever exceeds the Upper Index Barrier or falls below the Lower Index Barrier on any day during the Observation Period and the magnitude of the Absolute Index Return.

THE NOTES MAY NOT PAY MORE THAN THE PRINCIPAL AMOUNT PLUS THE MINIMUM RETURN — You may receive a lower payment at maturity than you would have received if you had invested in the Index, the component stocks underlying the Index or contracts related to the Index. If the Index closing level exceeds the Upper Index Barrier or falls below the Lower Index Barrier on any day during the Observation Period, you will receive only your principal amount plus the Minimum Return at maturity. This amount is less than you could receive on fixed income debt instruments of issuers with a similar credit rating.

THE ABSOLUTE RETURN BARRIER FEATURE WILL LIMIT YOUR RETURN ON THE NOTES AND MAY AFFECT YOUR PAYMENT AT MATURITY — Your investment in the Notes may not perform as well as an investment in a security with an uncapped return based solely on the performance of the Index.

NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the Notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the component stocks underlying the Index would have.

CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this Product Snapshot is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates.

LACK OF LIQUIDITY — The Notes will not be listed on any securities exchange.

WE AND OUR AFFILIATES AND AGENTS MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE NOTES. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE LEVEL OF THE INDEX TO WHICH THE NOTES ARE LINKED OR THE MARKET VALUE OF THE NOTES.

POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the Index on any day, the value of the Notes will be affected by a number of complex and interrelated economic and market factors that may either offset or magnify each other.

See “Selected Risk Considerations” in the accompanying term sheet and “Risk Factors” in the accompanying product supplement for additional information.

TAX TREATMENT – The Notes should be treated as contingent payment debt instruments for U.S. federal income tax purposes. For additional information, see “Selected Purchase Considerations - Treated as Contingent Payment Debt Instruments” in the accompanying term sheet or product supplement.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this fact sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents including term sheet No. 473C and the product supplement relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement, term sheet No. 473C and this fact sheet if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. We will notify you in the event of any changes to the terms of the Notes, and you will be asked to accept such changes in connection with your purchase of any Notes. You may also choose to reject such changes, in which case we may reject your offer to purchase the Notes.

DWS Structured Products    1.866.637.9185    www.dws-sp.com